Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2006 MAY 10 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANTISOMA

Exemption number: 82-34926

06013267

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

SUPPL

Wednesday, 03 May 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

dlw 5/10

Clinical data on Antisoma drugs AS1404 and R1550 to be presented at ASCO

London, UK, 2 May 2006 Antisoma plc today announces that there will be three poster presentations on its drugs at this year's annual meeting of the American Society of Oncology (ASCO), to be held in Atlanta, Georgia, from June 2-6 2006.

One poster will report findings from the phase II study of AS1404 (DMXAA) in lung cancer. This study continues to yield new data and analysis of findings is ongoing. Data available to date are broadly consistent with the encouraging preliminary findings announced in October 2005.

The other two posters will cover the phase II study of AS1404 in ovarian cancer and the phase I study of R1550 in breast cancer. ASCO has made available the following details of the three presentations:

Title:	Phase Ib/II Study of DMXAA combined with carboplatin and paclitaxel in non-small cell lung cancer (NSCLC)
Session:	Lung cancer
Presenter:	Mark McKeage, MD, Auckland Cancer Centre, NZ
Time:	Sunday 4 June, 0800-1200 hrs
	Poster Number: L8 Abstract No: 7102

Title:	Phase II Study of DMXAA combined with carboplatin and paclitaxel in recurrent ovarian cancer
Session:	Gynecologic Cancer
Presenter:	Hani Gabra, MD, Imperial College, London, UK
Time:	Sunday 4 June, 0800-1200 hrs
	Poster Number: 24 Abstract No: 5032

Title:	Phase I Pharmacokinetics (PK) of humanized anti-MUC-1 antibody R1550
Session:	Developmental Therapeutics: Immunotherapy
Presenter:	Dr Mark Pegram, UCLA Geffen School of Medicine, Los Angeles
Time:	Sunday 4 June, 1400-1800 hrs
	Poster Number: M1 Abstract No: 2533

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements

expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

Background on AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technologies) in 2001. The phase II programme for AS1404 includes separate randomised, controlled trials in lung, prostate and ovarian cancers.

Background on R1550

R1550 (huHMFG1) is a humanised monoclonal antibody. It binds to MUC1, a cell membrane protein present in a variety of tumours. The drug was originally developed by the Imperial Cancer Research Fund. A phase I study, in patients with metastatic or locally advanced breast cancer, is being conducted by Roche.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. AS1404 and R1550 are included in this alliance. Please visit www.antisoma.com for further information